

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2020

Via Email

Brett A. Pletcher, Esq.
Executive Vice President, Corporate Affairs and General Counsel
Gilead Sciences, Inc.
333 Lakeside Drive
Foster City, CA 94404

>   **Re: Immunomedics, Inc.**
>   **Schedule TO-T filed on September 24, 2020**
>   **Filed by Maui Merger Sub, Inc. and Gilead Sciences, Inc.**
>   **File No. 005-35857**

Dear Mr. Pletcher:

The staff in the Office of Mergers and Acquisitions has reviewed the filing listed above, and we have the comments set forth below. All defined terms used herein have the same meaning as in the Offer to Purchase attached as Exhibit (a)(1)(A) to the Schedule TO-T. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibit (a)(1)(A) – Offer to Purchase

Terms of the Offer, page 11

1. We note the following statement on page 13: "Without Immunomedics' consent, there will not be a subsequent offering period for the Offer." Please advise us how the conditional nature of this statement complies with Item 1004(a)(1)(iv) of Regulation M-A, or revise the statement accordingly.

Conditions of the Offer, page 53

2. We note your statement on page 55 that the Offer conditions "may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such conditions (including any action or inaction by Parent or Purchaser)." Conditions that are subjectively determinable or within the control of a bidder may result in the Offer being deemed illusory in contravention of Section 14(e) of the Exchange Act. Please revise this statement to remove the implication that the Offer conditions may be triggered by your action or inaction.

3. We note the following statement on page 55: "The failure by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time prior to the expiration of the Offer (except for conditions relating to government regulatory approvals)." This statement suggests that you may become aware that an Offer condition has been triggered or otherwise has become incapable of being satisfied, yet the Offer may proceed without a disclosure being made. As stated elsewhere in the Offer to Purchase, however, the Offer materials must be amended to disclose material changes. To the extent you become aware of any condition being "triggered" that would enable you to terminate the Offer or otherwise cancel your obligation to accept tenders, and you elect to proceed with the Offer, we view that decision as being tantamount to a waiver of the condition and a material change to the Offer. Accordingly, please revise this disclosure to avoid any inconsistency with respect to your stated understanding of your planned treatment of material changes.

Exhibit (a)(1)(B) – Letter of Transmittal

4. We note the following statement: "Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding." Please revise this statement to remove the implication that stockholders may not challenge Purchaser's interpretations in a court of competent jurisdiction, consistent with the qualification contained in similar statements throughout the Letter of Transmittal and Offer to Purchase.

Exhibit (a)(1)(E) – Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

5. Please revise the following statement in conformity with any revisions you make in response to comment #4 above: "The undersigned understands and acknowledges that all questions as to validity, form and eligibility of the surrender of any certificate representing Shares submitted on my behalf will be determined by Purchaser and such determination shall be final and binding."

*   *   *

       We remind you that the registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to David Plattner, Special Counsel, at (202) 551-8094, or me, at (202) 551-8729.

Sincerely,

/s/ Valian A. Afshar

Valian A. Afshar
Special Counsel
Office of Mergers and Acquisitions

cc: Marc O. Williams, Esq.
       Cheryl Chan, Esq.
       Davis Polk & Wardwell LLP